News Release

ZURICH®

Zurich assesses impact of hurricanes Gustav and Ike

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, October 29, 2008 – Zurich Financial Services Group (Zurich) announced today that based on preliminary estimates it expects aggregate claims payments related to hurricanes Gustav and Ike of approximately USD 600 million before tax. This figure is net of reinsurance recoverables and includes reinsurance reinstatement premiums. Hurricanes Gustav and Ike respectively hit the US Gulf Coast on September 1 and September 13 of this year, affecting large areas of Texas, Louisiana and parts of the Midwest. The estimate comprises approximately USD 55 million for Gustav and USD 545 million for Ike. These charges will be recorded in the nine months results 2008, which are due to be released on November 13, 2008.

Taking into account these catastrophe costs and the previously announced bond impairments in connection with three defaulted institutions, the estimate of Zurich's surplus remains comfortably above its internal AA-calibrated risk based capital requirement and at strong Group solvency level (Solvency I).

"The steps we have taken to proactively manage our exposures to natural catastrophes in the US limited our losses to a very manageable level," explained Zurich's Chief Financial Officer Dieter Wemmer. "It is also a testament to the strength of our balance sheet that we can absorb these losses and still maintain such a healthy solvency position."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.